CHINA GREEN AGRICULTURE, INC.

Third floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, PRC 710065

April 9, 2024

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

Re:	China Green Agriculture, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023
Filed December 15, 2023
File No. 001-34260

Dear Mr. Grana:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 27, 2024 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2023, and Amendment No. 1 thereto (the “Form 10-K.”)

We hereby file via EDGAR our response to the Comment Letter. The text of the Staff’s comment is set forth in italics below, followed by the response of the Company.

Form 10-K for the Fiscal Year Ended June 30, 2023

1.	Please revise your annual report, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letters to China-Based Companies issued by the Staff in December 2021 and July 2023. In particular, please ensure that any existing risk factor disclosure regarding the legal and operational risks associated with your operations in China is updated to address the Sample Letters. Please also provide responsive disclosure in Part I. Item 1. Business of the Form 10-K.

RESPONSE: The “Risk Factors” Section of the Company’s Annual Report on Form 10-K already includes an extensive risk factor entitled “Risks Related to Doing Business in the PRC” which we believe addresses all the issues set forth in Division of Corporation Finance’s Sample Letters to China-Based Companies issued by the Staff in December 2021 and July 2023. However, the Company will revise its disclosure in future Annual Reports on Form 10-K to include, in the “Business” section, a summary of the risks that the Company’s significant operations in China pose to investors. The Company will describe the significant regulatory, liquidity, and enforcement risks, including risks arising from the legal system in China; risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene in or influence the Company’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the Company’s operations and/or the value of the Company’s securities.

The Company undertakes to update Item 1 in future Annual Reports on Form 10-K to include the disclosure as shown in Appendix A.

2.	To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

RESPONSE: The Company advises the Staff that the Company previously included a risk factor in its Report on Form 10-K discussing the difficulty of bringing actions and enforcing judgments against its officers and directors. Please see the risk factor in the 10-K entitled “It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.” The Company confirms that it will re-title and supplement the risk factor with additional disclosure, as shown in Appendix B.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact our counsel, Robert J. Zepfel, at rjz@haddanzepfel.com.

Sincerely,

/s/ Zhuoyu Li, CEO

Appendix A

Doing Business in China

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and which evolve rapidly. (See also, “Risk Factors—Risks Related to Doing Business in the PRC.”) The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, there remain uncertainties regarding the application, interpretation, and enforcement of new and existing laws and regulations in the PRC. Compliance with the complex and evolving PRC laws, regulations, and regulatory statements may be costly, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our securities.

The PRC government  may intervene in or influence our operations in China, which may potentially result in a material adverse effect on our operations. For example, the government of the PRC has recently published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China, including enhanced supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) released the draft Administrative Regulations on Cyber Data Security (the “Draft Cyber Data Security Regulations”) for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

Although the Company has not engaged in securities offerings outside China, and has no present intention to do so, and is not in the data processing business, it is possible that similar initiatives in the future could adversely affect the Company’s business. The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, anti-monopoly and unfair competition, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us.

The Uyghur Forced Labor Prevention Act prohibits the import of certain goods from the Xinjiang Uyghur Autonomous Region of China. While the Company has operations in the Xinjiang Uyghur Autonomous Region, none of its products are imported into the United States, so that law should have no effect on the Company.

At present, these statements and regulatory actions have had no impact on our daily business operations. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations.

Appendix B

Enforceability of Civil Liabilities

It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.

Most of the Company’s assets are located in China, and its directors and officers are not residents of the United States. All or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons to originate an action in the United States. Moreover, there is uncertainty that the courts of China would enforce judgments of U.S. courts against the Company, its directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or an original action brought in China based upon the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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